



Julien Uhlig · 2nd

CEO EX VENTURE- RAISING ON WEFUNDER NOW! wefunder.com/zero.carbon/

Los Angeles, California, United States ·

Contact info

500+ connections

7 mutual connections: Daniel Uribe, MBA 🧬🔗🔐, Andrea Walker, and 5 others

Connect Message More

E|X Zero Carbon

New School University

Featured

ex venture | Top 30 Clean Tech USA & Canada!...


BEST OF 2021
AMERICAS
25.02.2021
e×ventureNIGHT
live from
LOS ANGELES
and BALI

ex venture | Top 30 Clean Tech USA & Canada

Julien Uhlig - live via Restream.io


Alexander Borm...

youtube.com
147 · 216 comments

14 · 1 comment

Activity

27,657 followers


BEST OF EUROPE
05.08.21
2021

EX VENTURE NIGHT BEST OF EUROPE 2021! August, 5th 12 pm EST JOIN NOW: https://lnkd.in/gUjGie2 We are super...

Julien shared this

10 Reactions



Dear Pascal! Welcome back. Would be great if you could joint he panel for ex venture night? Best Julien

Julien commented

fantastic news

Julien commented



JOIN NOW! EX VENTURE NIGHT BEST OF EUROPE 2021, Thursday, August 5th. Click here to join the event:...

Julien shared this

3 Reactions

See all activity

Experience

CEO- Chief Executive Officer

E|X Zero Carbon

Sep 2018 – Present · 2 yrs 11 mos

Singapore

Cleantech Capital Developer

Ascada PTE Ltd. · Part-time

Mar 2020 – Present · 1 yr 5 mos

Singapore

Bridging Innovation, Research, Capital and Communication, through Governemt Leveraged Equity and Grant Funding.

Member Board Of Directors

arensis group
Jan 2017 – Present · 4 yrs 7 mos
Greater Los Angeles Area

Financing and Integrating ENTRADE Technology into Micro-Grid Developments

Director
Research for Humanity Foundation
Feb 2019 – Mar 2020 · 1 yr 2 mos
Munich Area, Germany

Entrade Energiesysteme AG
9 yrs 10 mos

CEO
Jan 2009 – Oct 2018 · 9 yrs 10 mos

CEO- Vorstand
Aug 2009 – Jun 2010 · 11 mos
Dahlem

Show 5 more experiences

Education

New School University
Bachelor's degree, Business Administration and Management, General
1996 – 2000